Union Pacific Resources Group Inc.

News Release                                                          [UPR LOGO]
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                  COURT DENIES PENNZOIL MOTION FOR PRELIMINARY
                      INJUNCTION AGAINST UPR TENDER OFFER

Fort Worth, TX, September 10, 1997 -- The U.S. District Court for the Northern District of Texas today denied Pennzoil's motion for a preliminary injunction against UPR's tender offer on the basis that the motion had been rendered moot as a result of the voluntary disclosures made by UPR. The court refused all relief sought by Pennzoil.

In a statement, UPR said "We are pleased with the court's decision and with the fact that Pennzoil's sideshow is behind us. We look forward to focusing on the central issue: how can Pennzoil's 'strategic Plan' possibly exceed UPR's $84 per share tender offer."

UPR will file papers in U.S. District Court by the end of this week seeking to compel Pennzoil to release to its shareholders and the public material elements of its strategic plan. UPR believes Pennzoil shareholders should be permitted to evaluate for themselves the credibility of Pennzoil's claims that the value in its plan can be achieved and will exceed UPR's $84 per share tender offer.

UPR also stated, "We believe that Pennzoil's track record of repeated failures over the past seven years casts serious doubt on its ability to exceed the value of the UPR offer. We urge Pennzoil's Board to abandon its 'just say no' defense and allow their shareholders to participate in our tender offer."

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Media Contact:                                       Investor Relations Contact:
Walter Montgomery                                    Michael Liebschwager
212-484-6721                                         817-877-6531


801 Cherry Street
Fort Worth, Texas 76102-6803